

SECU[illegible] COMMISSION

02004863


RECEIVED
MAR 12 2002
143
SECTION

OMB APPROVAL	
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SEC FILE NUMBER
8- 49957

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE DARCY GROUP, LLC (42692)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S. SALINA STREET, SUITE 318
(No. and Street)

SYRACUSE	NEW YORK	13202-3311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY S. DARCY (315) 471-1505
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name — *if individual, state last, first, middle name*)

135 DEWITT STREET	SYRACUSE	NEW YORK	13203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, Mary S. Darcy, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Darcy Group, LLC. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

Managing Member

Title

STEPHANIE WOOLLIS
Notary Public in the State of New York
Qualified in Onondaga County No. 49[illegible]
My Commission Expires May 15, 2003



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☐ (i) Information Relating to the Possession or control Requirement s Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 -1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a -5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITOR'S REPORT

To the Members
The Darcy Group, LLC
Syracuse, New York

We have audited the accompanying statement of financial condition of The Darcy Group, LLC (the Company) as of December 31, 2001 and the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Darcy Group, LLC at of December 31, 2001 and the results of their operations and their cash flows, for the period then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
January 11, 2002

THE DARCY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash (Note 1)	$ 14,733
Accounts receivable (Note 2)	1,343
Securities (Note 1)	0
Property and equipment - net (Notes 1 and 3)	0
Other assets - net	63
	$ 16,139

LIABILITIES AND MEMBERS' CAPITAL

Payable to other brokers	$ 0
Accounts payable	6,827
Accrued expenses and other liabilities	935
Total liabilities	7,762
Members' capital	8,377
	$ 16,139

The accompanying notes are an integral part of these financial statements

THE DARCY GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Income:	
Commissions	
Trading income	$197,874
Other income	13,562
Total income	1,601
	213,037
Operating expenses:	
Employee compensation and benefits	38,941
Interest expense	29
Regulatory fees and expenses	2,726
Other expenses (Note 7)	120,505
Total operating expenses	162,201
Income before income taxes	50,836
Provision for income taxes (Note 1)	325
Net income	$ 50,511

The accompanying notes are an integral part of these financial statements

THE DARCY GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2001

Capital, beginning	$ 8,376
Net income	50,511
Withdrawals	50,510
Capital, ending	$ 8,377

The accompanying notes are an integral part of these financial statements

THE DARCY GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities, beginning	$	0
Increases - none		0
Decreases - none		0
Subordinated liabilities, ending	$	0

The accompanying notes are an integral part of these financial statements

THE DARCY GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 50,511
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	0
Amortization	150
Changes in operating assets and liabilities:	
Accounts receivable	132
Securities	0
Accounts payable	1,107
Accrued expenses and other liabilities	27
Net cash provided by operating activities	51,927
Cash flows from financing activities:	
Member withdrawals	(50,510)
Net cash used for financing activities	(50,510)
Net increase in cash	1,417
Cash - beginning	13,316
Cash - ending	$ 14,733
Supplemental cash flow disclosure:	
Cash paid during the year:	
Interest	$ 29
Taxes	325

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

The Darcy Group, LLC is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of New York. As such, the members are not liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis, the day the transaction is executed.

Securities

The securities in the Company's trading account are recorded at market value, fair value or bid price, whichever is most clearly determinable, for both financial reporting and income tax purposes.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for equipment.

Organization Costs

Organization costs are being amortized on a straight-line basis over a period of 60 months. Amortization expense was $150 for the year ended December 31, 2001.

Income Taxes

The Company has been organized as a Limited Liability Company (LLC) under the Internal Revenue Code and the New York State Tax Law. Under this election, the income is taxed directly to the members. An LLC filing fee is recorded as an income tax expense.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related loss and there has been no bad debt related expense from these transactions during the reporting period.

Note 3. Property and Equipment - Net

A schedule of property and equipment as of December 31, 2001 is as follows:

Equipment	$ 0
Accumulated depreciation	0
Property and equipment - net	$ 0

Depreciation expense for the year ended December 31, 2001 was $0 (see Note 7).

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001 the percentage of aggregate indebtedness $7,762 to net capital $8,314, both as defined, was approximately 93% (.93 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $3,314.

Note 5. Commitments and Contingencies

The Company leases its office space under a noncancellable lease agreement which commenced December 1, 2000 through November 30, 2003, at a monthly rental $1,249 plus expenses. Rent expense was $14,763 for the year ended December 31, 2001.

The minimum lease commitment at December 31, 2001 is as follows:

2002	$ 14,988
2003	13,739
Total	$ 28,727

Note 6. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.

Note 7. Related Party Transactions

The Company's operating expenses are partially subsidized by Darcy & Co., Inc. (a related entity), which reimburses the Company on a pro-rata usage basis. The reimbursement was $23,396 for the year ended December 31, 2001. The Company also utilizes property and equipment, which is owned by Darcy & Co., Inc. (a related entity). The charge for usage is netted in the above-mentioned reimbursement.

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To The Members
The Darcy Group, LLC
Syracuse, New York

We have audited the accompanying financial statements of The Darcy Group, LLC as of and for the year ended December 31, 2001 and have issued our report thereon dated January 11, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
January 11, 2002

SCHEDULE I

THE DARCY GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net capital computation:		
Total members' capital	$ 8,377	
Total members' capital qualified for net capital		8,377
Add allowable subordinated liabilities		0
Total capital and allowable subordinated liabilities		8,377
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	0	
Other assets - net	63	
Total deductions and/or charges		63
Net capital before haircuts on securities positions		8,314
Haircuts on securities:		
Trading and investment securities:		
Other securities	0	0
Net capital		$ 8,314
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Payable to other brokers	$ 0	
Accounts payable	6,827	
Accrued expenses and other liabilities	935	
Total aggregate indebtedness (A.I.)		$ 7,762
Computation of basic net capital requirement:		
A) Minimum net capital required (6 2/3% x A.I.)	517	
B) Minimum dollar net capital requirement of reporting broker dealer	5,000	
Net capital requirement (greater of A) or B))	5,000	
Excess net capital (net capital less $5,000)		$ 3,314
Excess net capital at 1000 percent (net capital less 10% of A.I.)		$ 7,538
Ratio of aggregate indebtedness to net capital		.93 to 1

See independent auditors' report on supplementary information

SCHEDULE II

THE DARCY GROUP, LLC

EXEMPTIONS UNDER SEC RULE 15c3-3

DECEMBER 31, 2001

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual finds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)-" Special Account for the Exclusive Benefit of Customers" maintained ☐ [4560]

C. (k) (2)(ii)-All customer transactions cleared through another Broker-dealer on a fully disclosed basis. ☑ [4570]

Clearing Firm SEC #s	Name	Product Code
8-48385 [4335A]	Leigh Baldwin & Co., LLC [4335A2]	All [4335B]

D. (k) (3)-Exempted by order of the Commission ☐ [4580]

See independent auditors' report on supplementary information

SCHEDULE III

THE DARCY GROUP, LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

Rule 15c3-1

Computation of net capital

	As Originally Reported	Audited Amount	Difference
Net capital	$ 8,313	$ 8,314	$ (1) Rounding

No material differences exist pursuant to Rule 17a-5(d)(4) in relation to Rule 15c3-1.

See independent auditors' report on supplementary information

SCHEDULE IV

THE DARCY GROUP, LLC

REPORT ON ANY MATERIAL INADEQUACIES

DECEMBER 31, 2001

No material inadequacies existed or were found to have existed since the date of the previous audit at December 31, 2000.

See independent auditors' report on supplementary information

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission (SEC) Rule 17a-5

To the Members
The Darcy Group, Inc.
Syracuse, New York

In planning and performing our audit of the financial statements and supplemental schedules of The Darcy Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
January 11, 2002

THE DARCY GROUP, LLC

SYRACUSE, NEW YORK

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DECEMBER 31, 2001